Western Asset High Income Opportunity Fund Inc. Announces
Completion of Merger and Share Conversion Price

NEW YORK, August 29, 2016 / Business Wire / -- Western Asset High Income Opportunity Fund Inc. (NYSE: HIO) announced today the completion of the merger of Western Asset Managed High Income Fund Inc. (previously NYSE: MHY) with and into Western Asset High Income Opportunity Fund Inc. Effective immediately, MHY stockholders became HIO stockholders.

Each MHY share converted into an equivalent dollar amount (to the nearest $0.001) of full shares of HIO. The conversion price was based on each Fund's net asset value (NAV) per share calculated at the close of business on Friday, August 26, 2016.

NAV, as of 8/26/16 market close

HIO $5.52
MHY $5.33

The conversion ratio was calculated at 0.964839 common shares of HIO for each MHY common share. HIO did not issue any fractional shares to MHY stockholders. In lieu thereof, HIO purchased all fractional shares at the current NAV and remitted the cash proceeds to former MHY stockholders in proportion to their fractional shares.

HIO's post-merger net assets totaled $713,775,892 and its NAV per common share was $5.52 based on approximately 129,232,295 shares outstanding, as of the close of business on August 26, 2016.

Western Asset High Income Opportunity Fund Inc. Inc. (HIO) is a closed-end, diversified management investment company. Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., serves as the Fund's investment manager and Western Asset Management Company, an affiliate of the investment manager, serves as the Fund's sub-adviser.

Contact the Fund at 1-888-777-0102 for additional information, or consult the Fund's web site at www.lmcef.com. Hard copies of each Fund's complete audited financial statements are available free of charge upon request.

All data and commentary provided within this press release is for informational purposes only. Legg Mason, Inc. and its affiliates do not engage in the sale of shares of the Fund. The
Fund's shares are traded on the New York Stock Exchange.


Media Contact: Maria Rosati, (212)-805-6036, mrosati@leggmason.com